UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 22, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL CONTINUES IMPLEMENTING ITS SOCIAL PROGRAMS

Moscow, Russia – July 22, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that it continues implementing its social programs at all of its subsidiaries. The programs are aimed at providing support to Mechel’s employees’ families, to the youth and elderly generation.
In spite of the world financial and economic crisis, all of Mechel’s main social programs continue to be in effect. Employees of all of the group’s subsidiaries are provided with medical services under the programs of supplemental medical insurance. This summer, as well as in the previous years, about 6 thousand children will have vacations in summer camps including 600 children going to a camp located at the Black Sea cost in August. For the first time in Mechel’s history, the company rents the whole camp to provide the children whose parents work at the group’s various plants with opportunity to communicate and tell each other about the cities they live in and their parents’ work.
The employees are still provided with subsidized vouchers to physical rehabilitation and recreation centers. Mechel pays for the employees’ education, including higher education. Mechel’s main material aid programs continue to be effective with the focus having been made on assisting to families, women, and children. Mechel subsidizes meal at the plants’ canteens. At many of Mechel’s plants free transportation to the places of work is still provided. The group’s attention is also focused on the questions of support to pensioners and veterans who previously worked at Mechel’s subsidiaries.
Mechel is engaged in constructive dialogue with the trade unions at its subsidiaries. The trade union leaders understand the measures, which help to cope with the situation arisen. Management of the most of Mechel’s plants has had meetings with the trade unions and supplements to the effective collective bargain agreements have been made.
Mechel OAO Senior Vice President Vladimir Polin commented: “If we compare the current scope of our social programs with that in the industry in general,
Mechel is the leader in maintaining them. Many other companies abandoned their expenses for children’s recreation, medical insurance, and mass subsidies for meals.
In spite of the seriousness of the situation, Mechel’s management considers retaining labor staff to be one of its main tasks. In this regard, Mechel’s subsidiaries didn’t make any “crises-related” staff reduction. Furthermore, many anticrisis measures being implemented by us are directly targeted at retaining the employees, paying out the wages, and even creating new jobs wherever this is possible. Currently, full-time working day and, respectively, pre-crisis level of salaries are reinstated at almost all Mechel's subsidiaries.”
Mechel OAO Senior Vice President Vladimir Polin continued: “As a matter of fact, everything is quite simple here. There are two strategies: one may drift with the stream and reduce its production, respectively reducing excessive personnel, or try to rebuild its output, in which case no question of massive staff reduction arises. We have definitely chosen the second option for ourselves.
Qualified employees are our valuable capital. And we will do our best not only to keep it but also to provide deserving working and living conditions for our employees and their families.”
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: July 22, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO